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                          October 26, 2020

       Alan Feldman
       Chief Executive Officer
       Resource Real Estate Opportunity REIT II, Inc.
       1845 Walnut Street
       17th Floor
       Philadelphia, PA 19103

                                                        Re: Resource Real
Estate Opportunity REIT II, Inc.
                                                            Form S-4
                                                            Filed October 20,
2020
                                                            File No. 333-249572

       Dear Mr. Feldman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Laura K. Sirianni, Esq.